Exhibit 99.(k)(2)

iCapital Fund Advisors LLC
60 East 42nd Street
New York, New York 10165

As of July 14, 2025

iDirect Multi-Strategy Fund, LLC
60 East 42nd Street
New York, New York 10165

Re:         Amended and Restated Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

iCapital Fund Advisors LLC (the “Adviser”) hereby confirms its agreement as follows in respect of iDirect Private Credit Fund (the “Fund”):

1.            Expense Limitation. For a term beginning on the effective date of that certain Investment Management Agreement (the “Advisory Agreement”), between the Fund and the Adviser, and ending on the one-year anniversary of the effectiveness (the “Date of Effectiveness”) of the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its investment advisory fee with respect to the relevant month and/or pay, absorb or reimburse “Specified Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses do not exceed 0.40% per annum of the Fund’s net assets (the “Expense Limitation”). For purposes of this letter agreement, the month-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s offering document(s).

2.            Reimbursement Prior to the Date of Effectiveness. Prior to the Date of Effectiveness, the Expense Limitation will accrue and be applied on a monthly basis taking into account all prior month-end net asset values of the Fund during such fiscal year. For any subscriptions that occur mid-year, the Expense Limitation applicable to such subscription(s) shall be prorated based on the number of weeks/months remaining in such fiscal year. For the avoidance of doubt, the Expense Limitation applied to the assets of the Fund shall be reduced pro rata to reflect any withdrawal by a Member (as defined in the Fund’s private placement memorandum) during a fiscal year. The Adviser may pay Specified Expenses directly, reimburse the Fund for such Specified Expenses incurred and paid, or waive a portion of all fees due to the Adviser under the Advisory Agreement or an affiliate during each calculation period.

3.            Reimbursement Following the Date of Effectiveness. Following the Date of Effectiveness, in any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation.

4.            Specified Expenses. The Expense Limitation applies only to the Fund’s Specified Expenses, which include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the management fee, distribution and/or investor servicing fees and Portfolio Fund (as defined in the Fund’s offering document(s)) expenses (i.e., acquired fund fees and expenses, including contribution requirements for investments, expenses and management fees); (ii) other investment-related expenses of the Fund; (iii) taxes; and (iv) litigation and other extraordinary expenses. “Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

5.            Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated, prior to the Date of Effectiveness, by the Fund or the Adviser at any time, or, following the Date of Effectiveness, by the Fund’s Board of Managers upon thirty (30) days written notice to the Adviser. This letter agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive one-year terms. Unless so renewed, this letter agreement will terminate automatically at the end of the Limitation Period. This letter agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination. Sections 5 and 6 of this letter agreement shall survive any termination of this letter agreement.

6.            Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone investment advisory fees and Specified Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years after the date on which such fees are foregone or expense is incurred by the Adviser (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap. For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser in such fiscal year. Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 6. The Adviser’s obligations under this Section 6 shall survive termination of this letter agreement.

7.            Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

8.            Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

9.            Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

10.          Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

iCAPITAL FUND ADVISORS LLC:

By:	/s/ Michael Stanton
Name: Michael Stanton
Title: Authorized Signatory

Accepted and Agreed:

iDIRECT MULTI-STRATEGY FUND, LLC

By:	/s/ Michael Keogh
Name: Michael Keogh
Title: Authorized Signatory

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